Cybin to Announce Third Quarter Financial Results and Business Update on February 10, 2022

TORONTO, CANADA – January 27, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” today announced that it will report financial results for its third quarter ended December 31, 2021 on Thursday, February 10, 2022.
A conference call will be held on the same day at 8:30 a.m. (EST) to discuss the results and recent business updates. The call will be hosted by Doug Drysdale, Cybin’s Chief Executive Officer. Mr. Drysdale and other members of the management team will be available to answer questions from participants following the prepared remarks.

CONFERENCE CALL DETAILS:
DATE:        Thursday, February 10, 2022
TIME:        8:30 a.m. (EST)
DIAL-IN    1-844-200-6205 (U.S. toll free) or 1-833-950-0062 (Canada toll free)
CODE        868712
WEBCAST    https://events.q4inc.com/attendee/296855699
An archived webcast will also be available on the Company’s Investor Relations site under the Events & Presentations page.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com